Exhibit 11

Statement re Computation of Per Share Earnings

We compute earnings per share using the two-class method in accordance with Accounting Standards Codification Topic No. 260, “Earnings Per Share.” The two-class method is an allocation of earnings between the holders of common stock and a company’s participating security holders. Our outstanding non-vested shares of restricted stock contain non-forfeitable rights to dividends and, therefore, are considered participating securities for purposes of computing earnings per share pursuant to the two-class method. We had no other participating securities at March 31, 2015 or 2014.

Contingently issuable shares associated with outstanding service-based restricted stock units were not included in the earnings per share calculations for the three-month period ended March 31, 2015 as the vesting conditions had not been satisfied.

The composition of basic and diluted earnings per share were as follows for:

(Dollars in thousands, except per share amounts)

	For the three months ended March 31:
Numerator:	2015	2014
Net income	$8,131	$6,274
Less: distributed earnings allocated to non-vested restricted stock	(21)	-
Less: undistributed earnings allocated to non-vested restricted stock	(44)	-
Numerator for basic earnings per share	$8,066	$6,274
Effect of dilutive securities:
Add: undistributed earnings allocated to non-vested restricted stock	44	-
Less: undistributed earnings reallocated to non-vested restricted stock	(44)	-
Numerator for diluted earnings per share	$8,066	$6,274
Denominator:
Weighted average shares outstanding - basic	43,372,388	43,343,502
Effect of dilutive securities:
Stock options and other awards	9,895	50,078
Weighted average shares outstanding – diluted	43,382,283	43,393,580

Basic earnings per share	$0.19	$0.14
Diluted earnings per share	$0.19	$0.14